UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2023

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on April 13, 2023

DATE, TIME AND PLACE: On April 13, 2023, at 1 p.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call was waived in view of the attendance of all members of the Board of Directors.

MEETING BOARD: Deborah Stern Vieitas, Chairman. Daniel Pareto, Secretary.

AGENDA: To approve the proposal for declaration and payment of Interest Equity, pursuant to the Company’s Executive Board proposal.

RESOLUTIONS: The proposal of the Company's Board of Executive Officers was presented to the Board of Directors, as per the meeting held on this date, ad referendum of the Ordinary General Meetings of the shareholders to be held until April 30, 2024, for the declaration and payment of Interest on Company’s Equity, pursuant to articles 17, item XVIII and 37, second paragraph, of the Company's Bylaws based on the balance of the results of the quarter ended in March 31st, 2023, in the gross amount of R$ 1,500,000,000.00 (one billion and five hundred million reais), corresponding to R$ 0.19202926704 per common share, R$ 0.21123219374 per preferred share and R$ 0.40326146077 per Unit, which, after the deduction of the amount related to the Income Tax Withheld at Source (“IRRF”), pursuant to the laws in force, result the net amount corresponding to R$ 1,275,000,000.00 (one billion two hundred and seventy five million reais), corresponding to R$ 0.16322487698 per common share, R$ 0.17954736468 per preferred share and R$ 0.34277224166 per Unit, except for immune and/or exempt shareholders.

The matter was discussed and approved by all the attending Directors.

It remained formalized that (i) the shareholders registered on the Company’s records by the end of April 24th, 2023 (including) will be entitled to the Dividends and Interest on Equity hereby approved. Therefore, as of April 25th, 2023 (including), the Company’s shares shall be traded “Ex-Interest on Equity”; (ii) Interest on Equity hereby approved (a) shall be fully considered within the amount of the mandatory dividends to be distributed by the Company for the year 2023; and (b) shall be paid on May 15th, 2023, with no compensation of monetary restatement; (iv) the amount of Interest on Equity proposed in the base-year fits the limits settled in the tax legislation; (v) the Board of Directors authorized the Executive Board to take the actions necessary for the release of the proper “Notice to Shareholders”, to disclose to market the resolution just taken; and (vi) the support documents of the mentioned declaration and payment of Interest on Equity shall be kept filed at the Company’s headquarters.

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[Free English Translation]

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared and send to be electronically signed by the attendees. Board: Deborah Stern Vieitas, President. Daniel Pareto, Secretary. Signatures: Mrs. Deborah Stern Vieitas - Vice Chair; Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, Angel Santodomingo Martell, Mario Roberto Opice Leão, José Garcia Cantera, Marília Artimonte Rocca and Pedro Augusto de Melo– Directors. São Paulo, April 13, 2023.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 13, 2023

Banco Santander (Brasil) S.A.

By:	/S/ Andrea Marques de Almeida
Andrea Marques de Almeida Executive Vice-President

By:	/S/ Gustavo Alejo Viviane
Gustavo Alejo Viviani Vice - President Executive Officer